DENMARK BANCSHARES, INC.

EXHIBIT (11.1)

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	For the Years Ended December 31,
	2004	2003	2002
Net income	$3,857,920	$4,342,108	$4,723,978
Weighted average shares outstanding	121,100	110,195	108,626
Net income per share	$31.86	$39.40	$43.49